Mail Stop 3561

February 9, 2009

Jeffrey C. Newman
Vice President, Chief Financial Officer
Secretary and Treasurer
MGE Energy, Inc.
133 South Blair Street
Madison, Wisconsin 53703

> **Re:** **MGE Energy, Inc. and Madison Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2008**
> **Filed May 7, August 7 and November 5, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 14, 2008**
> **File Nos. 000-49965 and 000-01125**

Dear Mr. Newman:

     We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director